SEC 06002980 ISSION
20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51393

FEB 2 7 2006
WASH., D.C. 192 SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **FTN FINANCIAL SECURITIES CORP.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

845 CROSSOVER LANE, SUITE 150
(No. and Street)

MEMPHIS (City) TN (State) 38117 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ALLEN RIGGS (901) 435-7944
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name – *if individual, state last, first, middle name*)

420 NORTH 20TH ST, SUITE 1800 (Address) BIRMINGHAM (City) AL (State) 35203 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

KPMG

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

OATH OR AFFIRMATION

I, Allen Riggs, swear (or affirm) that, to the best of my knowledge and belief the accompanying statement of financial condition pertaining to the firm of FTN Financial Securities Corp, as of December 31, 2005, is true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer, or director has any proprietary interests in any account classified as that of customer.

Signature

Controller
Title

Notary Public
My Commission
Expires 10-19-2006

SEC MAIL RECEIVED PROCESSING SECTION
FEB 2 7 2006
WASH., D.C.

CONTENTS OF REPORT

This report** contains (check all applicable boxes)

- X (a) Facing page
- X (b) Statement of Financial Condition
- (c) Statement of Income (Loss)
- (d) Statement of Changes in Financial Condition
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital
- (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors
- (g) Computation of Net Capital
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- X (l) An Oath or Affirmation
- (m) A copy of the SIPC Supplemental Report
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a–5(e)(3)*

KPMG LLP
SouthTrust Tower
Suite 1800
420 20th Street North
Birmingham, AL 35203

Independent Auditors' Report

The Board of Directors and Stockholder
FTN Financial Securities Corp:

We have audited the accompanying statement of financial condition of FTN Financial Securities Corp (the Company), a wholly owned subsidiary of First Tennessee Bank National Association, as of December 31, 2005, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of FTN Financial Securities Corp as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

February 21, 2006

FTN FINANCIAL SECURITIES CORP

(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	215,748
Cash segregated for regulatory purposes		6,500,000
Securities owned, at market value		753,440,919
Securities purchased under agreements to resell		732,612,175
Receivable from customers		170,523,470
Receivable from brokers and dealers		97,803,129
Deposit with clearing organization		13,893,509
Accrued interest receivable		9,659,788
Furniture, equipment, and leasehold improvements, net		412,172
Other assets		5,135,495
	$	1,790,196,405

Liabilities and Stockholder's Equity

Securities sold, not yet purchased, at market value	$	557,970,298
Securities sold under agreement to repurchase		32,829,000
Short-term borrowings from third parties		687,000,000
Short-term borrowings from First Tennessee Bank National Association		64,762,264
Payable to customers		108,788,153
Payable to brokers and dealers		117,137,171
Payable to clearing organizations		43,932,664
Due to First Tennessee Bank National Association		10,070,309
Deferred tax liability		227,368
Accrued compensation and benefits		1,722,261
Accrued interest payable		8,715,483
Other accrued expenses		254,252
		1,633,409,223
Stockholder's equity:		
Common stock, $1 par value per share. Authorized, issued, and outstanding 1,000 shares		1,000
Additional paid-in capital		117,762,632
Retained earnings		39,023,550
Total stockholder's equity		156,787,182
	$	1,790,196,405

See accompanying notes to statement of financial condition.

(1) Organization and Significant Accounting Policies

(a) Organization and Operations

FTN Financial Securities Corp (the Company), a Tennessee corporation, was formed on October 30, 1998, to act as an underwriter, broker, and dealer of certain debt and equity instruments, including municipal bonds, government and government agency securities, mortgage-backed securities, common and preferred stocks, and other asset-backed securities, and derivatives thereof. The Company also engages in investment banking services. The Company was capitalized on January 19, 1999, as a wholly owned subsidiary of First Tennessee Bank National Association (FTBNA), which is a wholly owned subsidiary of First Horizon National Corporation (FHN).

The Company is registered as a securities dealer with the Securities and Exchange Commission (SEC), the National Association of Securities Dealers, Inc. (NASD), the Municipal Securities Rule Making Board (MSRB) and with various state agencies. As such, the Company is subject to the rules and regulations of these federal and state regulatory agencies. As a subsidiary of a national bank, the Company is also subject to the rules and regulations of the Office of the Comptroller of the Currency (OCC).

As of the close of business on January 7, 2005, FHN's capital markets division, FTN Financial completed the acquisition of the assets and the operations of the Spear Leeds & Kellogg (SLK) fixed income division from Goldmans Sachs & Co. To accommodate the increased trading levels that resulted from the addition of this business, FTBNA contributed $60 million of additional paid-in capital to the Company effective January 7, 2005.

(b) Resale and Repurchase Agreements

Transactions involving short-term purchases of securities under agreements to resell (reverse repurchase agreements) or sales of securities under agreements to repurchase (repurchase agreements) are generally entered into with third-party broker/dealers. These agreements are accounted for as collateralized financings except where the Company does not have an agreement to sell the same or substantially the same securities before maturity at a fixed or determinable price. It is the Company's policy to obtain possession of the securities purchased under agreements to resell, consisting primarily of U.S. government securities and corporate bonds.

(c) Securities Transactions

Securities transactions are recorded on trade date, as if they had settled.

Securities owned and securities sold, not yet purchased are valued at market value.

(d) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of leasehold improvements, office furniture and fixtures, computer equipment, and other electronic data processing equipment. Furniture, fixtures, and equipment are depreciated over estimated useful lives of five to eight years using the straight-line method. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease using the straight-line method.

(e) Derivative Instruments

The Company buys and sells securities for resale to customers. When these securities settle on a delay basis, they are considered forward contracts as free-standing derivative instruments. Free-standing derivative instruments are recorded at fair value. Fair value is defined as the amount the Company would receive or pay in the market to replace the derivative as of the valuation date. Fair value is determined using available market information and appropriate valuation methodologies. Credit risk related to theses transactions is controlled through credit approvals, risk control limits, and ongoing monitoring procedures through the Asset Liability Committee of FHN.

(f) Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

(g) Other

The Company's financial instruments are either carried at fair value or considered to be stated at fair value due to their short-term nature.

(2) Income Taxes

The Company calculates its income tax provision under the terms of a tax sharing arrangement with FHN, with whom it files a consolidated tax return. For federal income taxes, the Company provides intercompany charges or credits in lieu of income taxes as if the Company filed on a separate-return basis. The Company computes state taxes at the applicable state tax rate and remits directly to the applicable state authority. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing enacted tax laws and rates. Certain tax benefits not otherwise recognizable on a stand-alone basis may be recognized to the extent they may be utilized by the consolidated group. As of December 31, 2005, the Company had deferred federal tax liabilities of $189,691 and deferred state tax liabilities of $37,677. As of December 31, 2005, $5,341,497 was due from FTBNA for current income taxes and is included in Due to First Tennessee Bank National Association in the Company's statement of financial condition.

(Continued)

(3) Receivable from and Payable to Customers, Broker/Dealers, and Clearing Organizations

Receivable from and payable to customers and broker/dealers consist primarily of securities failed to deliver, securities failed to receive, and securities transactions which have yet to reach their settlement date.

The Company clears certain of its proprietary transactions through another broker/dealer on a fully disclosed basis. The amount payable to clearing organizations relates to the aforementioned transactions and is collateralized by securities owned by the Company. The amount receivable from clearing organizations consists of deposits with various clearing organizations.

(4) Securities Owned and Securities Sold, Not Yet Purchased

As of December 31, 2005, securities owned and securities sold short, not yet purchased consist of trading securities at market value as follows:

	Securities owned	Securities sold, not yet purchased
Corporate obligations	$ 673,204,224	488,940,940
U.S. government obligations	33,270,380	68,336,752
U.S. government agency obligations	2,341,045	—
Equity and other securities	44,625,270	692,606
Total	$ 753,440,919	557,970,298

(5) Short-Term Borrowings from Third-Party Lenders

The Company has entered into secured short-term borrowing agreements with multiple third-party lenders to serve as funding sources for securities inventory. As of December 31, 2005, secured borrowings from and the market values of the collateral pledged to third parties consisted of the following:

	Secured borrowing	Market value of securities pledged as collateral
Third-party borrowings	$ 565,000,000	594,612,105
Broker loan borrowings	122,000,000	137,206,302
Total	$ 687,000,000	731,818,407

(Continued)

(6) Collateral Arrangements

The Company has accepted securities, which it is permitted to repledge or sell, as collateral for securities purchased with agreements to resell transactions. At December 31, 2005, the fair value of this collateral, including accrued interest, was $716,882,740, of which $557,970,298 had been repledged or sold by the Company. The collateral is primarily received from other broker/dealers and is used by the Company to settle related securities sold, not yet purchased transactions to hedge its long inventory position.

(7) Off Balance Sheet Items

The market and book values of the forward contracts as of December 31, 2005 are as follows:

	Market value	Book value	Gain (loss)
Buys	$ 72,873,590	72,822,413	51,177
Sells	135,597,753	135,528,995	(68,758)
Total			$ (17,581)

(8) Transactions with Related Parties

(a) Lines of Credit

Effective January 1, 2005, the Company renewed and increased its line of credit agreement with FTBNA, which has a maximum principal balance of $325 million and matures on December 31, 2005. Borrowings are payable monthly, including interest at a variable rate equal to the one-month LIBOR rate plus .375% (4.765% as of December 31, 2005). Based on the terms of the related security agreement, collateral of up to 130% of the outstanding principal balance is required to be pledged. The collateral percent may vary based on the mix of the security inventory. At December 31, 2005, securities with a fair value of approximately $80,754,259 were pledged as collateral to secure these borrowings of $64,762,264.

During the year, the Company did not receive any advances on its revolving subordinated loan Agreement with FHN. This line of credit has a maximum principal balance of $10 million and matures on June 18, 2009. Borrowings mature one year from the date of advance including interest at the prime rate. Borrowings under this agreement are available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid without the prior approval of the NASD. There were no such borrowings outstanding at December 31, 2005.

(b) Other Related-Party Transactions

FTBNA and FHN provide the Company certain accounting, administrative, audit, and legal functions for a fee payable monthly pursuant to various administrative services agreements between the Company and FTBNA and FHN.

Certain employees operate under an informal employee-sharing arrangement between the Company and FTBNA. Salaries and other compensation for those employees that incur time related to both Company and FTBNA operating activities are allocated based on management's discretion.

Employees of the Company participate in certain benefit programs sponsored by FTBNA or FHN, including a defined-benefit pension plan, a contributory savings plan and a postretirement medical plan, as well as medical and group life insurance plans. A portion of the cost of these benefit programs has been allocated to the Company based upon the number of employees, salary levels, and other relevant measures. The actuarial and plan asset information pertaining to the employees of the Company is not segregated in FTBNA or FHN pension and postretirement calculations and is therefore not available.

Certain employees of the Company also receive nonqualified stock options issued by FHN as part of their aggregate compensation. The effect of these transactions is not reflected in the Company's financial statements but are included in the financial statements of FHN.

From time to time, the Company enters into standard fixed income securities trades with FTBNA. These transactions are executed and settled in the same manner as if they were arm's-length transactions with third parties.

The Company's cash is held in noninterest bearing checking accounts with FTBNA.

The Company holds cash in a special reserve bank account for exclusive benefit of customers pursuant to NASD requirements. This account is a noninterest-bearing checking account with FTBNA.

The transactions with FTBNA and affiliates described above and the effect thereof on the accompanying statement of financial condition may not necessarily be indicative of the effect that might have resulted from dealing with nonaffiliated parties.

(9) Furniture, Equipment, and Leasehold Improvements

Furniture, equipment, and leasehold improvements consist of the following at December 31, 2005:

Furniture and equipment	$	345,765
Communications and computer equipment		140,398
Leasehold improvements and other fixed assets		294,541
		780,704
Less accumulated depreciation and amortization		(368,532)
	$	412,172

(Continued)

(10) Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-l), which requires the maintenance of minimum net capital, as defined. The Company has elected to use the alternative method permitted by this rule, which requires that minimum net capital be maintained at the greater of $250,000 or 2% of aggregate debit items computed in accordance with the formula for determination of reserve requirements pursuant to Rule 15c3-3 of the Act, as defined. At December 31, 2005, the Company's net capital, as defined, totaled $33,086,867, which was $32,267,052 greater than its required net capital of $819,815.

In accordance with Rule 15c3-3 of the Act, as required, the Company segregates certain funds or qualified securities in accounts designated for the exclusive benefit of customers. Based on the computation for determination of reserve requirement at December 31, 2005, $5,536,973 were required to be segregated. However, at December 31, 2005, the Company voluntarily segregated $6,500,000 of cash for the exclusive benefit of customers.

(11) Commitments and Contingencies

Some contracts that the Company enters into in the normal course of business include indemnification provisions that obligate the Company to make payments to the counterparty or others in the event certain events occur. The indemnification clauses are often standard contractual terms and were entered into in the normal course of business based on an assessment that the risk of loss would be remote. Since there are no stated or notional amounts included in the indemnification clauses and the contingencies triggering the obligation to indemnify have not occurred and are not expected to occur, the Company is not able to estimate the maximum potential amount of future payments under these indemnification clauses. There are no amounts reflected on the statement of financial condition as of December 31, 2005, related to these indemnifications.

The Company is a party to financial instruments and commitments in the normal course of business to conduct trading activities with customers and broker/dealers, and manage market risks. These financial instruments and commitments include forward commitments to purchase and sell securities, securities sold not yet purchased, securities purchased and sold on a when-issued basis (when-issued securities), and firm underwriting commitments. These instruments and commitments involve, to varying degrees, elements of credit and market risk. Credit risk is the possibility that a loss may occur because a party to a transaction fails to perform according to the terms of the contract. Market risk is the possibility that a change in interest rates will cause an unfavorable change in the value of a financial instrument.

The Company controls the credit risk arising from these instruments and commitments through its credit approval process and through the use of risk control limits and monitoring procedures. It evaluates each customer's or other broker/dealer's creditworthiness on a case-by-case basis. If collateral is deemed necessary to reduce credit risk, the amount and nature of the collateral obtained is based on management's credit evaluation of the other party. Based on the Company's assessment of each of its counterparties, collateral was not required by the Company at December 31, 2005.

(Continued)

FTN FINANCIAL SECURITIES CORP
(A Wholly Owned Subsidiary of First Tennessee Bank National Association)

Notes to Statement of Financial Condition

December 31, 2005

The market risk associated with trading financial instruments and commitments, the prices of which fluctuate regularly, is managed by imposing limits as to the type, amounts, and degree of risk that traders may undertake. These limits are approved by senior management, and the risk positions of traders are reviewed on a daily basis to monitor compliance with the limits.

The Company, in its capacity as a broker/dealer, is subject to litigation and various claims in the normal course of business, as well as examination by regulatory agencies. As of December 31, 2005, the Company was not currently subject to any litigation or claims.

Note: A copy of FTN Financial Securities Corp's most recent financial statements is available for examination at their principal office location, and at the regional office of the Securities and Exchange Commission located in Atlanta, Georgia.